SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Digirad Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 per share

(Title of Class of Securities)

253827109

(CUSIP Number of Class of Securities Underlying Options)

Richard B. Slansky

Chief Financial Officer

Digirad Corporation

13950 Stowe Drive

Poway, California 92064

(858) 726-1600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$804,648.33	$44.90

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,166,157 shares of the Issuer’s common stock having an aggregate value of $.69 based on the Black-Scholes option pricing model as of June 10, 2009 were exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44.90
Form or Registration No.:	SC TO-I
Filing party:	Digirad Corporation
Date filed:	June 11, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 11, 2009, relating to an offer by Digirad Corporation, a Delaware corporation, to exchange options to purchase up to an aggregate of 1,166,157 shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price less than $10.11 but greater than $3.11.

Filed in satisfaction of the reporting requirements of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is the final amendment to the Schedule TO made to report the results of the offer. Except as amended or supplemented hereby, all terms of the Schedule TO filed June 11, 2009 and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a) Material Terms.

This Amendment No. 1 hereby amends Item 4(a) of the Schedule TO filed June 11, 2009 by adding the following paragraph:

“The offer expired on July 9, 2009 at 9:00 PM, Pacific Time. We have accepted for cancellation options to purchase an aggregate of 1,132,201 shares of our common stock, which were cancelled as of July 9, 2009, and, in exchange, have granted new options to purchase an aggregate of 406,820 shares of our common stock. The exercise price per share of the new options granted in the offer is $1.21, the closing price of our common stock as reported by The NASDAQ Global Market on July 9, 2009.”

Item 12. Exhibits.

The Exhibit Index attached to this Amendment No. 1 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

DIGIRAD CORPORATION

/s/ Richard B. Slansky
Richard B. Slansky
Executive Vice President and Chief Financial Officer

Date: July 17, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated June 11, 2009.

(a)(1)(B)*	Cover letter to all Eligible Employees Holding Eligible Options from Richard Slansky dated June 11, 2009.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Confirmation of Receipt of Election Form.

(a)(1)(F)*	Form of Reminder E-mail.

(a)(1)(G)*	Summary of Eligible Outstanding Stock Options.

(a)(1)(H)*	Form of Option Agreement.

(b)	Not applicable.

(d)(1)	1998 Stock Option/Stock Issuance Plan, as amended (this exhibit was previously filed as an exhibit to the Company’s annual report on Form 10-K filed with the Commission on March 3, 2005, and is incorporated herein by reference).

(d)(2)	2004 Stock Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s quarterly report on Form 10-Q originally filed with the Commission on August 11, 2004, as amended thereafter, and is incorporated herein by reference).

(d)(3)	2004 Stock Incentive Plan Form of Option Agreement (see Exhibit (a)(1)(H)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on June 11, 2009